NF 12-1-04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

04014265

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41590

SEC MAIL PROCESSING RECEIVED NOV 22 2004 WASH, D.C. 185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 9/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
InCap Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fitzwatertown Road A
(No. and Street)

Willow Grove	PA	19090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave F. Ganley — (215) 659-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED DEC 02 2004 THOMSON FINANCIAL

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David F. Ganley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InCap Securities, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Notarial Seal
Mary K. Overholt, Notary Public
Abington Twp., Montgomery County
My Commission Expires June 25, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum assessment in effect.

TABLE OF CONTENTS

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
InCap Securities, Inc.

We have audited the accompanying statement of financial condition of InCap Securities, Inc. as of September 30, 2004 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InCap Securities, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements) is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
November 11, 2004

Sanville & Company
Certified Public Accountants

INCAP SECURITIES, INC.
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and cash equivalents	$	53,946
Accounts receivable		5,073
Due from affiliates (Note 3)		15,907
Prepaid expenses		380
Total assets	$	75,306

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	3,700
Accrued income taxes		119
Total liabilities		3,819
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock issued and outstanding - 100 shares, authorized - 100 shares		10,000
Additional paid-in capital		66,430
Retained earnings		(4,943)
Total stockholder's equity		71,487
Total liabilities and stockholder's equity	$	75,306

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Income
For the Year Ended September 30, 2004

REVENUE		
Mutual fund commissions and underwriting concessions	$	2,622
Interest		215
Fees for distribution services		24,249
Investment banking fees		3,300
Other		192
Total revenue		30,578
EXPENSES		
Management fees (Note 3)		19,900
Regulatory fees and expenses		17,530
Professional fees		5,509
Training		180
Other		637
Total expenses		43,756
Income before income taxes		(13,178)
Provision for income taxes		-
Net income	$	(13,178)

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at October 1, 2003	100	$ 10,000	$ 66,430	$ 8,235	$ 84,665
Net loss	-	-	-	(13,178)	(13,178)
Balance at September 30, 2004	100	$ 10,000	$ 66,430	$ (4,943)	$ 71,487

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2004

Subordinated borrowings at October 1, 2003	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at September 30, 2004	$ -

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:	
Net loss	$ (13,178)
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable	(2,840)
Due from affiliates (Note 3)	15,128
Prepaid expenses	12
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	137
Accrued income taxes	-
Net cash expended in operating activities	(741)
Net decrease in cash	(741)
Cash and cash equivalents at beginning of year	54,687
Cash and cash equivalents at end of year	$ 53,946
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. BUSINESS ACTIVITY

InCap Securities, Inc. (the "Company") is a wholly-owned subsidiary of InCap Group, Inc. ("Group"). The Company's business consists of distributing shares of open-ended, diversified management investment companies. Affiliated with the Company is InCap Service Company ("Service Co."), a registered transfer agent.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial statement reporting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

The Company includes as cash and cash equivalents amounts invested in money market accounts.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of short-term nature of the financial instruments, approximate current fair value.

The Company recognizes a bad debt when it is known the amount is uncollectible. This is not materially different than a provision for bad debts.

The Company has previously been included in a consolidated Federal tax return with its parent company, Group. The Company recognizes its pro-rata share of the consolidated group's federal income taxes. State income taxes are filed on an individual company basis.

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. TRANSACTIONS WITH AFFILIATES

The Company has both advanced affiliates funds and borrowed funds from affiliates during the year ended September 30, 2004. At September 30, 2004 the following amounts are due from (due to) affiliates:

InCap Service Company ("Service Co.")	$15,349
Equity Income Advisors	558
	$15,907

3. TRANSACTIONS WITH AFFILIATES (Continued)

Service Co. provides personnel and office facilities to the Company. For such services Service Co. charged the Company a management fee of $19,900 for the year ended September 30, 2004. Certain of the directors and officers of the Company are affiliated with Service Co.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital of $50,127 which was $25,127 in excess of its required net capital of $25,000. The Company's net capital ratio was .08 to 1.

The Company is exempt from SEC Rule 15c3-3 (Reserve Requirements) under Section (k)(2)(A) of that Rule. The Company's business consists exclusively of distribution of shares of registered investment companies.

The Company is required by National Securities Clearance Corporation ("NSCC") to maintain a minimum net capital of $25,000 in excess of the required SEC net capital.

During the fiscal year ended September 30, 2004 the Company was not in compliance with the minimum net capital requirements of NSCC at the month end of November , 2003. The Company's net capital was $46,716.

INCAP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	71,487
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		71,487
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		5,073
Due from affiliates		15,907
Prepaid expenses		380
Total non-allowable assets		21,360
Net Capital	$	50,127

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	3,700
Accrued income taxes		119
Total aggregate indebtedness	$	3,819
Percentage of aggregate indebtedness to Net Capital		8%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

INCAP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $3,819)	$	255
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	25,000
Net Capital requirement	$	25,000
Excess Net Capital	$	25,127
Excess Net Capital at 1000%	$	49,745

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

INCAP SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
September 30, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(A).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
InCap Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of InCap Securities, Inc. (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
November 11, 2004